EXHIBIT 21.1

List of Subsidiaries January 2022

Name	Jurisdiction of Incorporation
Celtrix Pharmaceuticals, Inc.	Delaware
Insmed Limited	England and Wales
Insmed Holdings Limited	Ireland
Insmed Ireland Limited	Ireland
Insmed Netherlands B.V.	The Netherlands
Insmed Germany GmbH	Germany
Insmed France SAS	France
Insmed Godo Kaisha	Japan
Insmed Switzerland GmbH	Switzerland
Insmed Italy S.R.L.	Italy